Exhibit 99.1

HEXO Reports Q3’23 Financial Results

GATINEAU, Québec--(BUSINESS WIRE)--June 14, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today reported its financial results for the third quarter of the 2023 fiscal year (“Q3’23”). All currency amounts are stated in Canadian dollars unless otherwise noted.

“In the third quarter, we entered into a definitive arrangement agreement whereby Tilray will acquire all outstanding shares of HEXO,” said Charlie Bowman, President and Chief Executive Officer of HEXO. “We continue to expect the transaction will be completed by June 30, 2023.”

“HEXO recorded $21.6 million in net revenues in the third quarter, representing an 11% decline from the second quarter,” noted Julius Ivancsits, Chief Financial Officer of HEXO. “Our G&A expenses, excluding Health Canada cannabis fees1, improved by $2.6 million compared to the second quarter, while our selling, marketing, and promotion expenses were largely flat quarter over quarter. We recognized an adjusted EBITDA2 loss of $3.9 million, compared to a loss of $2.4 million in the second quarter.”

Significant Financial Results

  Total net revenues decreased 11%, or $2.6 million, quarter over quarter, and decreased 53%, or $24.0 million, compared to Q3’22.
  Excluding Health Canada cannabis fees, the Company’s general and administrative (“G&A”) expenses improved by $2.6 million, or 25%, quarter over quarter. As compared to Q3’22, G&A expenses significantly improved by $15.7 million, or 67%.
  Selling, marketing and promotion expenses (“SM&P") were consistent quarter over quarter and improved by 48%, or $2.5 million, relative to Q3’22.
  The Company made payments of cash and non-cash consideration to Tilray Brands Inc. with a fair market value of $26.3 million to obtain the Waiver agreement.
  When taken as percentage of net sales, during the nine months ended April 30, 2023, the Company’s general, administrative, selling, marketing and promotion and research and development costs improved by 13% when compared to the same period in fiscal 2022.
  The Company’s only material cash generating unit (“CGU”) was impaired by $73.7 million.
  The Company’s loss from operations improved by $12.3 million, or 9%, relative to Q3’22.
  Operating cash flows in the three and nine months ended April 30, 2023 significantly improved by $9.6 million and $77.9 million relative to the three and nine months ended April 30, 2022, respectively.
  The Company recognized an Adjusted EBITDA loss(*) of ($3.9 million) in Q3’23, an increased loss of $1.5 million quarter over quarter. The Q3’23 Adjusted EBITDA is inclusive of the Company’s Health Canada cannabis fees of $2.5 million. Relative to Q3’22 Adjusted EBITDA was significantly improved by $14.4 million.

1 G&A (or General and Administrative) expenses net of Health Canada cannabis fees constitutes a non-IFRS measure and differs from the presentation within the Q3’23 financial statements. See the Operating Expenses table below for reconciliation to financial statement presentation.
2 Adjusted EBITDA is a non-IFRS measure with no standardized definition. See section ‘Reconciliation for Adjusted Earnings before interests, taxes, depreciation and amortization to total net loss before tax’ below for full the reconciliation to the financial statement presentation of net loss.

Key Financial Results (in thousands of Canadian dollars)

	For the three months ended			For the nine months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2023	2023	2022	2023	2022
	$	$	$	$	$
Revenue from sale of goods	31,727	35,268	63,590	119,879	205,101
Excise taxes	(10,534)	(11,809)	(18,021)	(39,683)	(56,808)
Net revenue from sale of goods	21,193	23,459	45,569	80,196	148,293
Service and ancillary revenue	392	702	-	1,320	225
Net revenue	21,585	24,161	45,569	81,516	148,518

Cost of goods sold	(29,075)	(26,337)	(55,179)	(90,974)	(199,463)
Gross loss before fair value adjustments	(7,490)	(2,176)	(9,610)	(9,458)	(50,945)

Realized fair value amounts on inventory sold	(2,846)	(5,194)	(8,903)	(28,006)	(31,629)
Unrealized gain on changes in fair value of biological assets	982	1,394	13,238	4,778	42,763
Gross (loss)/profit	(9,354)	(5,976)	(5,275)	(32,686)	(39,811)

Operating expenses	(111,362)	(23,771)	(127,704)	(158,298)	(918,139)
Loss from operations	(120,716)	(29,747)	(132,979)	(190,984)	(957,950)

Finance income (expense), net	41	(752)	(4,964)	(2,628)	(14,552)
Non-operating income (expense), net	(8,990)	34,169	(14,759)	10,547	(33,736)
Net Income/(Loss) before tax	(129,665)	3,670	(152,702)	(183,065)	(1,006,238)

Current and deferred tax recovery	12,459	(2,948)	7,697	10,323	33,070
Net Income/(Loss)	(117,206)	722	(145,005)	(172,742)	(973,168)

Other comprehensive income	1,861	(11,784)	(1,658)	(5,723)	19,339
Total net loss and comprehensive loss	(115,345)	(11,062)	(146,663)	(178,465)	(953,829)

Net Revenue

For the three months ended	Q3’23	Q2’23	Variance	Variance	Q3’22	Variance	Variance
	$	$	$	%	$	$	%
Adult-use cannabis net revenue	16,056	21,333	(5,277)	(25%)	31,125	(15,069)	(48%)
Beverage based adult-use sales	–	–	–	N/A	4,059	(4,059)	(100%)
International sales	649	(265)	914	345%	6,446	(5,797)	(90%)
Domestic medical sales	517	550	(33)	(6%)	672	(155)	(23%)
Wholesales	3,971	1,841	2,130	116%	3,267	704	(22%)
Net revenue from the sale of goods	21,193	23,459	(2,266)	(10%)	45,569	(24,376)	(53%)

Service revenues	392	702	(310)	(44%)	–	392	N/A
Total net revenues	21,585	24,161	(2,576)	(11%)	45,569	(23,984)	(53%)
  Q3’23 total net revenue was $21.6 million, an 11% sequential decline. The decline was, amongst other factors, driven by lower adult-use sales in Alberta, certain supply issues and delisted products in Quebec, as well as a lower sales focus in the smaller markets of Saskatchewan and Manitoba. Also, as management noted in Q2’23, $2,186 of net revenue associated with delayed shipments to Alberta (due to severe weather) in Q1’23 had been recognized upon its delivery. Partially offsetting the decline was the resurgence of wholesale and international sales in the period due to the acquisition of new clients and increased purchase orders from existing clients.
  Due to increased competition, net sales declined 53% relative to Q3’22 as a result of the HEXO brand’s decreased market share and performance in the key provincial markets of Ontario, Alberta and Québec. The Zenabis subsidiary (which was deconsolidated in Q4’22 upon loss of control), contributed $8,447 of net sales in Q3’22, which are no longer applicable to the Company.

Cost of Goods Sold & Adjusted Gross Margin

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS financial measures adjusted cost of sales, gross profit/margin before adjustments and gross profit before fair value adjustments. Refer to the ‘Non-IFRS Measures’ section below for definitions.

	For the three months ended			For the nine months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2023	2023	2022	2023	2022
	$	$	$	$	$
Net revenue from the sale of goods	21,193	23,459	45,569	80,196	148,294
Adjusted cost of sales	(12,167)	(12,818)	(30,722)	(46,886)	(90,987)
Gross profit before adjustments[1]	9,026	10,641	14,847	33,310	57,307
Gross margin before adjustments	43%	45%	33%	42%	39%

Depreciation included in COGS[2]	(4,642)	(4,675)	(4,814)	(14,090)	(15,756)
Write off of biological assets and destruction costs	-	-	-	-	(2,340)
Write off of inventory	(2,425)	(817)	(1,973)	(7,642)	(7,529)
Write (down)/up of inventory to net realizable value	(9,729)	(7,600)	(13,274)	(22,244)	(63,408)
Crystallization of fair value on business combination accounting	-	-	(4,396)	-	(19,446)
Gross (loss)/profit before fair value adjustments	(7,770)	(2,451)	(9,610)	(10,666)	(51,172)

Realized fair value amounts on inventory sold	(2,846)	(5,194)	(8,903)	(28,006)	(31,629)
Unrealized gain on changes in fair value of biological assets	982	1,394	13,238	4,778	42,764
Gross (loss)/profit	(9,634)	(6,251)	(5,275)	(33,894)	(40,037)

1 This is a supplementary financial measure. See section "Key Operating Performance Indicators" of the MD&A for additional details.
2 In FY23 the Company modified the definition of the Non-IFRS metric gross profit/margin before adjustments to be net of depreciation included COGS in order to align with managements definition of the key metric, used in the evaluation and monitoring of the business, as well as to better align with the Company’s competitors defined measure.

  Total gross margin before adjustments declined to 43% in Q3’23 from 45% in Q2’23, in part due to the reduction in the wholesales gross margin before adjustments recognized in the period. The reduction was due to a higher sales mix of lower margin products being sold in Q3’23, such as extraction grade flower, as well as previously impaired flower.
  Inventory write-offs, impairments and net realizable value adjustments were incurred due to the aging out of inventory, as well as obsolescence and other accounting adjustments.
  Reductions to inventory write offs, impairments and net realizable value adjustments were recognized relative to Q3’22, as management continues to focus on aligning cultivation to demand and mitigate the risk of aged out and unsellable stock. Additionally, the crystallization of fair value from business combinations was fully realized in Q4’22 and therefore did not factor into FY23 results.
  During the three months ended April 30, 2023, the unrealized gain on changes in fair value of biological assets decreased 30% quarter over quarter. The reduction was due to lower average selling prices. Relative to Q3’22, the unrealized gain on changes in fair value of biological assets decreased 93% as the result of lower plants on hand due to the reorganization of the businesses operations (less cultivation facilities and capacity), lower weighted average selling prices and the change in estimated trim value, which is now valued at $nil.
  In Q3’23, the realized fair value adjustment on inventory sold fell by 45% quarter over quarter. This decrease was the result of substantially lower weighted average selling prices and lower volumes sold. The realized fair value adjustment on inventory sold during the period decreased 68% relative to Q3’22 due to the deconsolidation of the Zenabis subsidiary in Q4’22, lower volumes sold and certain accounting adjustments.

Operating Expenses

	For the three months ended			For the nine months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2023	2022	2022	2023	2022
	$	$	$	$	$
General and administration (“G&A”)[1]	7,857	10,484	23,605	28,810	68,645
Selling, Marketing and promotion (“S,M&P”)	2,812	2,678	5,366	9,595	17,958
Share-based compensation	701	301	5,769	1,961	13,610
Research and development (“R&D”)	81	166	540	569	2,985
Depreciation of property, plant and equipment	831	839	1,579	2,454	4,776
Amortization of intangible assets	2,948	3,262	2,957	9,080	18,010
Restructuring costs	85	481	2,804	1,628	11,317
Impairment of property, plant and equipment	54,914	408	83,171	54,711	207,103
Impairment of intangible assets	18,775	-	-	18,775	140,839
Impairment of goodwill	-	-	-	-	375,039
Impairment of Investment in joint ventures and associates	(115)	643	-	528	26,925
Derecognition of onerous contract	-	(269)	-	(269)	-
Loss/(gain) on disposal of property, plant and equipment	236	133	(2,935)	(141)	(2,861)
Acquisition transaction and integration costs	19,742	4,645	1,175	28,102	30,120
Health Canada Cannabis Fees	2,495	-	3,673	2,495	3,673
Total	111,362	23,771	127,704	158,298	918,139

1 The Company has adjusted the presentation of the General and Administrative expenses to separately present the Health Canada Cannabis Fees for increased transparency. This presentation differs from that of the Company’s interim financial statements for the three and nine months ended April 30, 2023.

General and Administration Expenses by Nature

	For the three months ended		For the nine months ended
	April 30,	April 30,	April 30,	April 30,
	2023	2022	2022	2022
	$	$	$	$
General and administrative	6,209	9,172	15,043	22,081
Salaries and benefits	2,911	7,846	8,402	27,507
Professional fees	1,004	6,922	6,944	16,917
Consulting	228	3,338	916	5,813
Total	10,352	27,278	31,305	72,318
  Total operating expenses in Q3’23 increased by $87,591 from Q2’23. The increase was driven by an impairment charge to the Company’s only significant CGU, the Canadian operations CGU. Due to the presence of certain indicators of impairment at April 30, 2023, the Company performed a quantitative assessment and concluded the CGU was impaired by $73,689. As the result of this exercise, the Company allocated the CGUs impairment on a weighted average basis between plant, property, and equipment and intangible assets, amounting to $54,914 and $18,775, respectively. Also in the period, an increase in acquisition and transaction fees was recognized due to certain consideration paid to execute the Waiver and Amendment Agreement with Tilray, as well as the accrual of Health Canada Cannabis fees, which are recognized in the third quarter of every fiscal year.
  Operating expenses in Q3’23 decreased by $16,342, or 13%, compared to Q3’22. This was largely due to a net reduction in impairment charges. In Q2’22, the Company recognized impairment losses associated with the closure of its Belleville manufacturing facility. Also contributing to the significant improvement was the execution of managements cost savings initiatives, which collectively reduced general, administrative, selling, marketing, promotional and R&D expenses by $19.9 million.

Other income and losses

	For the three months ended			For the nine months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2023	2022	2022	2023	2022
	$	$	$	$	$
Interest and financing expenses	(295)	(1,263)	(5,147)	(4,025)	(15,701)
Interest income	336	511	183	1,397	1,149
Finance income (expense), net	41	(752)	(4,964)	(2,628)	(14,552)

Revaluation of financial instruments (loss)/gain	212	273	3,147	487	42,481
Share of loss from investment in associate and joint ventures	(967)	43	(1,856)	(3,322)	(6,674)
Loss on convertible debt fair value adjustments	(4,327)	31,777	(15,110)	21,179	(80,105)
Gain on sale of interest in BCI	(111)	-	-	(111)	9,127
Gain/(Loss) on investments	254	-	-	394	(576)
Foreign exchange (loss)/gain	(2,838)	3,709	(527)	(8,151)	393
Other income and losses	(1,213)	(1,633)	(413)	71	1,618
Total	(8,990)	34,169	(14,759)	10,547	(33,736)

  Finance income (expense), net improved by $0.8 million quarter over quarter, driven by the repayment of the $40.1 million convertible debentures on December 5, 2022, resulting in lower quarterly interest expenses. Year over year, the improvement of $5.0 million is driven by the principal repayment of the $40.1 million convertible debentures on December 5, 2022, and the deconsolidation of the former subsidiary, Zenabis and its interest-bearing note in Q4'22.
  Total non-operating expenses of $9.0 million were recognized in Q3’23, compared to the non-operating income of $34.2 million in Q2’23. The decrease is the result of a fair value loss being recognized in the current period as opposed to the $31.8 million gain on the senior secured convertible note recognized in Q2’23, due to the relative unfavorable exchange rate and credit spread movement quarter over quarter. Additionally, unfavourable foreign exchange losses of $2.8 million were recorded in Q3’23 compared to favorable gains of $3.7 million in Q2’23, primarily pertaining to the Company’s US$ denominated senior secured convertible note and a $6.2 million write-off for the company’s capitalized ELOC costs. Offsetting the above was $5.0 million in other income realized from the receipt of funds held in escrow since the acquisition of Redecan on August 30, 2021. The funds were a part of the original consideration to acquire the business based on preliminary working capital figures and were ultimately mutually released by both HEXO and seller of the Redecan and received during the period.
  Total net non-operating expenses of $14.8 million in Q3’22 was the result of the $15.1 million unfavourable fair valuation and amortized day 1 losses under the original senior secured convertible notes structure and a slightly unfavourable CAD/USD foreign exchange loss. Offsetting the previous losses was a $3.1 million gain on revaluation of warrant liabilities due to favourable movement in the Company’s share price.

Reconciliation of Adjusted Earnings before interests, taxes, depreciation and amortization to Total Net Loss Before Tax (in thousands of Canadian dollars)

	Q3’23	Q2’23	Q3’22
	$	$	$
Total net loss before tax	(129,665)	3,670	(152,702)
Finance expense (income), net	(41)	752	4,964
Depreciation (cost of sales)	4,642	4,675	4,814
Depreciation (operating expenses)	831	839	1,579
Amortization (operating expenses)	2,948	3,262	2,957
Standard EBITDA	(121,285)	13,198	(138,388)

Investment (gains) losses	7,777	(35,802)	14,346
Non-cash fair value adjustments	1,864	3,800	61
Non-recurring expenses	19,827	5,126	3,979
Other non-cash items	87,878	11,266	101,665
Adjusted EBITDA	(3,939)	(2,412)	(18,337)

Select Balance Sheet Metrics (in thousands of Canadian dollars)

As at	30-Apr-23	31-Jul-22
	$	$
Cash & cash equivalents	20,000	83,238
Restricted funds	2,180	32,224
Trade receivables	21,116	42,999
Biological assets & inventory	39,723	82,315
Other current assets	12,702	30,871
Accounts payable & accrued liabilities	28,015	72,581

Senior secured convertible note	178,021	210,379
Adjusted working capital[1]	16,421	123,730
Property, plant & equipment	205,854	285,866
Intangible assets	70,383	94,343
Assets held for sale	1,080	5,121

Total Assets	396,678	680,949
Total Liabilities	253,947	367,257
Shareholders' equity	142,731	313,692

1 A Non-IFRS measure defined as the Company’s current assets less current liabilities net of the senior secured convertible note. The note is classified as a current liability as the lender possesses the ability to unilaterally convert the note to equity and therefore does not represent a cash-based liability to the Company within one-year of April 30, 2023. Working capital is utilized as a key metric for management in assessing the Company’s ability to meet its future obligations.

Liquidity Risk

During the three and nine months ended April 30, 2023, the Company reported operating losses of $120,716 and $190,984, respectively; cash outflows from operating activities of $23,144 in the nine months ended April 30, 2023 and an accumulated deficit of $2,014,326 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $140,500 and held cash and cash equivalents of $20,000 as at April 30, 2023 ($83,238 at July 31, 2022).

On April 10, 2023, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement" or the “Arrangement”) with Tilray Brands Inc. (“Tilray”) whereby Tilray will acquire all of the issued and outstanding common shares of the Company subject to shareholder approval and the satisfaction of or waiver of the closing conditions under the Arrangement Agreement (for full transaction details see Note 13). Under the proposed Arrangement Agreement, Tilray will acquire all of the issued and outstanding common shares of the Company whereby each HEXO Shareholder will receive 0.4352 of a share of Tilray common stock in exchange for each HEXO Share implying a purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023.

The Company and Tilray also entered into a letter agreement on April 10, 2023 (the “Original Waiver and Amendment Agreement”), which, among other things, provides for a waiver by Tilray of, and the amendment to, certain covenants under the amended and restated senior secured convertible note due May 2026 issued by the Company and held by Tilray (the “Note”) to mitigate the risk of covenant breaches by the Company until the consummation of the Arrangement and to allow the Company to use existing cash resources to satisfy the Company’s ongoing payment and contractual obligations and operate its business.

The amendments to certain financial covenants were as follows; Tilray has agreed to waive the requirement under the Note that HEXO achieve a positive Adjusted EBITDA for the three months ending April 30, 2023 and for subsequent quarters, and to amend the financial covenant set out under the Note to reduce the minimum liquidity threshold from US$20 million to US$4 million. On April 30, 2023, the Company was compliant with the amended minimum liquidity covenant.

Subsequent to the end of the period, on June 1, 2023, the Company and Tilray amended the Arrangement Agreement in order to satisfy a condition precedent of a private placement of Series 1 Preferred Shares, a first tranche of which was also completed with the issuance of US$11,500,000 in Series 1 Preferred Shares on June 1, 2023. See Note 30, Subsequent Events, of the Company’s Q3’23 interim condensed consolidated financial statements for a detailed description of the private placement and the amendments to the Arrangement Agreement as well as other concurrent agreements and transactions. Upon execution of the private placement, the amended minimum liquidity covenant was reduced from US$4 million to one US dollar.

In the event the Arrangement is not consummated, there is a significant probability of the Company not being able to meet its obligations as they come due within the twelve months following April 30, 2023 and, accordingly, there would be significant doubt about the appropriateness of the going concern assumption and use of accounting principles applicable to a going concern.

There can be no assurances that the Arrangement will be consummated. If the Arrangement is not completed, the Company will be confronted with default under one or more covenants under the Note, either within the near term or in the next 12-month period. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, there are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ:HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

The preceding press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and condensed interim consolidated financial statements and notes thereto as at and for the quarter ended April 30, 2023. Readers should also refer to the section regarding “Non-IFRS Measures” in the immediately following section of this press release. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

Non-IFRS Measures

In this press release, reference is made to adjusted cost of sales, gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, crystallization and adjusted working capital which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS, and are unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the quarter ended April 30, 2023, filed under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively.

Contacts

For media or investor inquiries:
invest@hexo.com